Exhibit 99.1

Aphria Inc. Announces Third Quarter Fiscal Year 2021 Results

Reports Eighth Consecutive Quarter of Positive Adjusted EBITDA and Positive Adjusted EBITDA from Cannabis Business

LEAMINGTON, ON, April 12, 2021 /CNW/ - Aphria Inc. ("Aphria," "we," or the "Company") (TSX: APHA) (NASDAQ: APHA), a leading global cannabis-lifestyle consumer packaged goods company inspiring and empowering the worldwide community to live their very best life, today reported its financial results for the third quarter and nine months ended February 28, 2021. All amounts are expressed in Canadian dollars, unless otherwise noted and except for per gram, kilogram, kilogram equivalents, and per share amounts.

Irwin D. Simon, Chairman and Chief Executive Officer, commented, "Our global team executed well in the very fluid, ongoing COVID-19 operating environment. We proactively managed our expenses and maintained our positive adjusted EBITDA for the third quarter of fiscal 2021. The duration and impact of lockdowns across many of the regions we operate in, particularly in Canada, were greater than we initially anticipated for the cannabis industry and our business; however, we believe Aphria remains well-positioned with our leading brands and market share to experience a robust increase in our top-line as the market improves. In the U.S., we had a solid first full quarter of contribution from SweetWater even with lower on-premise sales compared to the prior year quarter as many foodservice industry establishments were still operating with limited capacity. Going forward, we are excited about the strategic opportunities for incremental growth as we look to parlay our branded consumer products into additional complementary product offerings in Canada, the U.S. and internationally."

Mr. Simon continued, "We remain excited with the opportunities created for both Aphria shareholders and Tilray stockholders in completing our proposed business combination with Tilray, and believe that together, we will create one of the strongest global cannabis and consumer packaged goods companies in the world.  We expect to have a tremendous runway for long-term sustainable growth as we build upon our existing foundation in Canada and internationally by increasing the scale of our global operations. We expect Aphria and Tilray's complementary cultures of innovation, brand development and cultivation to further set us apart from others in the industry along with the strength of our balance sheet and cash availability as we enhance value for all stakeholders."

Key Operating Highlights – Third Quarter Fiscal 2021

  Reached a definitive agreement to combine with Tilray, Inc. ("Tilray") to create the world's largest global cannabis company based on pro forma revenue1,
  Closed a USD $120 million financing with BMO, providing a USD $20 million revolving facility and USD $100 million term debt facility;
  Maintained its #1 licensed producer status in Ontario and Alberta in terms of sales to the provincial boards, based on Headset data for the period December 2020 to February 2021, the same as its prior fiscal quarter;
  Improved its market share in Quebec, rising to #2 licensed producer in terms of sales to the provincial board, based on internal analyses;
  Recorded eighth consecutive quarter of positive adjusted EBITDA2 and positive adjusted EBITDA from cannabis business2;
  Adjusted EBITDA from cannabis business2 of $7.9 million in the third quarter compared to $12.9 million in the prior quarter;
  Adjusted EBITDA2 increased to $12.7 million in the third quarter compared to $12.6 million in the prior quarter;
  Free cash flow2 improved $12.4 million during the third quarter predominantly as a result of increased cash provided by operating activities, as the Company better managed its working capital;
  Third quarter revenues were impacted by lockdowns in the major Canadian provinces, particularly Ontario, which was in a lockdown for nearly the entire quarter, and in Germany;
  Gross revenue for adult-use cannabis of $59.6 million in the third quarter, an increase of 33.4% from the prior year quarter, and a decrease of 17.3% from the prior quarter;
  Net cannabis revenue of $51.7 million in the third quarter, a decrease of 7.8% from the prior year quarter, and a decrease 23.8% from the prior quarter;
  Net revenue of $153.6 million in the third quarter, an increase of 6.4% from the prior year quarter, and a decrease of 4.3% from the prior quarter;
  Ended the third quarter with a strong balance sheet and liquidity, including $267.1 million of cash and cash equivalents to fund planned Canadian and international growth;
  Broken Coast expanded its premium cannabis offering with introduction of newly developed strain "Pipe Dream;"
  Launched SweetWater Brewing Company, LLC ("SweetWater") beverages statewide in Colorado, the first U.S. state to legalize adult-use cannabis; and,
  Introduced the Solei brand topical, a high potency topical available in the Canadian market.

Subsequent Events

  Launched www.aphriatilraytogether.com, for shareholders of Aphria and Stockholders of Tilray to find up-to-date information about the proposed Aphria-Tilray business combination;
  Scheduled special meeting of Aphria shareholders on April 14, 2021 to approve the proposed Aphria-Tilray business combination; and,
  Received vote FOR recommendations from ISS and Glass Lewis for the Aphria-Tilray business combination. ISS and Glass Lewis are leading independent proxy advisory firms that provide voting recommendations to institutional shareholders.

Key Financial Highlights (In thousands of Canadian dollars)

	Three months ended	Three months ended
	February 28, 2021	February 29, 2020
Net revenue	$153,638	$144,424
Gross profit	$31,689	$59,575
Adjusted cannabis gross profit [1]	$20,272	$23,744
Adjusted cannabis gross margin [1]	39.2%	42.7%
Adjusted beverage alcohol gross profit [1]	$7,092	N/A
Adjusted beverage alcohol gross margin [1]	47.9%	N/A
Adjusted distribution gross profit [1]	$11,437	$11,397
Adjusted distribution gross margin [1]	13.1%	12.9%
Net income (loss)	($360,996)	$5,697
Adjusted net income (loss) [1]	($47,924)	($9,844)
Adjusted EBITDA [1]	$12,651	$5,736

	Q3-2021	Q2-2021
Distribution revenue	$87,095	$91,740
Net cannabis revenue	$51,735	$67,911
Net beverage alcohol revenue	$14,808	$881
Net revenue	$153,638	$160,532
Kilograms (or kilogram equivalents) sold [1]	18,695	26,730
Cash cost to produce dried cannabis / gram[1]	$0.90	$0.79
"All-in" cost of goods sold / gram[1]	$1.54	$1.30
Adjusted EBITDA from cannabis business [1]	$7,858	$12,887
Adjusted EBITDA from businesses under development [1]	($1,495)	($3,199)
Adjusted EBITDA from beverage alcohol business [1]	$5,002	$299
Adjusted EBITDA from distribution business [1]	$1,286	$2,585
Cash and cash equivalents & marketable securities	$267,134	$187,997
Working capital	$513,713	$399,161
Capital and intangible asset expenditures - wholly-owned subsidiaries [1]	$4,984	$16,935
Capital and intangible asset expenditures -majority-owned subsidiaries[1]	$61	$2,791

Net revenue for the three months ended February 28, 2021 was $153.6 million, an increase of 6.4% from $144.4 million in the same period last year. Third quarter fiscal year 2021 net revenue decreased 4.3% when compared to the prior quarter net revenue of $160.5 million, due to a decrease in net cannabis and distribution revenue, partially offset by an increase in net beverage alcohol revenue from the acquisition of SweetWater.

As a result of the ongoing effects of COVID-19, including provincial lockdowns and provincial boards taking measures to lower their inventory levels which had previously included forecasted cannabis market growth, the Company experienced what it believes is a transitory reduction in demand during the quarter.  These provincial government measures resulted in decreased orders from provincial boards and product returns of approximately $5.0 million. The Company mitigated a portion of the product return by finding alternative distribution channels for some of the products, but experienced a reduction in net cannabis revenue as a result of $4.1 million.

The average retail selling price of medical cannabis, before excise tax, decreased to $6.69 per gram in the quarter, compared to $6.96 per gram in the prior quarter. The decline was a result of specific pricing programs offered to assist patients in need who have been negatively impacted by the COVID-19 pandemic, along with other promotional programs.

The average selling price of adult-use cannabis, before excise tax, decreased to $3.82 per gram in the quarter, compared to $4.29 per gram in the prior quarter, primarily due to consumer trends towards the purchase of large-format and price compression in the market.

Adjusted cannabis gross profit for the third quarter was $20.3 million, with an adjusted cannabis gross margin of 39.2%, compared to $31.2 million and 45.9%, respectively in the prior quarter. The decrease in adjusted cannabis gross profit and adjusted cannabis gross margin1 was primarily due to lower yields that are typically experienced in the Company's third quarter, due to less sunlight in December through February, and the impacts of the product returns described above. The remaining difference was due to the overall decrease in average selling price based on sales mix.

Adjusted distribution gross profit for the third quarter was $11.4 million, with an adjusted distribution gross margin of 13.1%, compared to $12.1 million and 13.1% in the prior quarter. The decrease in adjusted distribution gross profit1 was a result of a decrease in distribution revenue at Aphria's CC Pharma subsidiary in Germany driven by COVID-19 restrictions, which negatively impacted pharmacy revenue and the importation of inventory from other countries.

During the quarter, the Company's adjusted gross margin on beverage alcohol decreased from 60.5% to 47.9%. The prior quarter's gross margin included only 5 days of sales with a sales mix that more heavily skewed towards on-premises consumption in the prior quarter.

Operating expenses in the quarter increased to $100.0 million from $82.7 million in the prior quarter and increased from $50.9 million from the third quarter of the prior year. The increase from the prior quarter was primarily driven by the impacts of the growth in the Company's share price in the quarter on non-cash share-based compensation expense and the addition of a full quarter of operating expenses from SweetWater, including the amortization charges on its assets. The remaining increase is from transaction costs associated with the acquisition of SweetWater, the proposed business combination with Tilray, other potential acquisitions and one-time litigation costs. During the quarter, management identified that COVID-19 and the provincial lockdowns were going to be more impactful than initially expected. In response, management implemented several cost savings initiatives in the quarter, protecting the Company's profitability and adjusted EBITDA.

Net loss for the third quarter of fiscal year 2021 was $361.0 million, or a loss of $1.14 per share, compared to a net loss $120.6 million, or a loss of $0.42 per share in the prior quarter, and net income of $5.7 million, or earnings $0.02 per share in the third quarter last year. On an adjusted basis excluding the impacts of the items noted in the reconciliation table below, the Company recorded a net loss for the third quarter of fiscal year 2021 of $47.9 million, or a loss of $0.15 per share.

	For the three months ended February 28,		For the nine months ended February 28,
	2021	2020	2021	2020
Net (loss) income	$ (360,996)	$ 5,697	$ (486,689)	$ 14,209
Unrealized loss (gain) on convertible debentures	264,788	(23,145)	352,013	(86,430)
Share-based compensation	36,271	5,126	54,127	17,645
Transaction costs	12,013	2,478	37,637	3,904
Adjusted net income (loss)	$ (47,924)	$ (9,844)	$ (42,912)	$ (50,672)

Adjusted income (loss) per share - basic[2]	$ (0.15)	$ (0.04)	$ (0.14)	$ (0.20)

Adjusted EBITDA increased to $12.7 million for the third quarter compared to $12.6 million the prior quarter. Adjusted EBITDA from cannabis business for the third quarter was $7.9 million compared to $12.9 million in the prior quarter. Adjusted EBITDA loss from businesses under development for the third quarter was $1.5 million compared to adjusted EBITDA loss of $3.2 million in the prior quarter. Adjusted EBITDA from the beverage alcohol business was $5.0 million for the third quarter compared to $0.3 million for the prior quarter with the third quarter of fiscal 2021 representing the first full quarter contribution of SweetWater's operations in the Company's results. Adjusted EBITDA from distribution business for the third quarter was $1.3 million, compared to $2.6 million in the prior quarter.

The Company continued to improve its free cash flow in the quarter, as the Company moved closer to its target of generating positive free cash flow.

	Q3 - 2021	Q2 - 2021

Cash provided by (used in) operating activities:	$ 1,150	$ 3,404
Investment in capital and intangible assets	(5,045)	(19,726)
Free cash flow	$ (3,895)	$ (16,322)

Conference Call
Aphria will host a conference call to discuss these results today at 9:00 am Eastern Time. To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from international locations and use the passcode 6497567. A telephone replay will be available approximately two hours after the call concludes through May 12, 2021. To access the recording, dial (855) 859-2056 and use the passcode 6497567.

There will also be a simultaneous, live webcast available on the Investors section of Aphria's website at aphriainc.com. The webcast will be archived for 30 days.

Special Shareholders Meeting
The Meeting will take place via live audio webcast at www.virtualshareholdermeeting.com/APHA2021 on Wednesday, April 14, 2021 at 4:00 pm (Eastern time).

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY
The proxy voting deadline is 4:00 p.m. (Eastern time) on Monday April 12, 2021
The Aphria Board unanimously recommends that Shareholders vote FOR the Aphria Resolution

Your Vote is Important
Whether or not you plan to virtually attend the Meeting, please vote as soon as possible by one of the methods described in the proxy materials to ensure that your Shares are represented and voted at the Meeting.

How to Vote
Your vote is important regardless of the number of Shares you own. Registered and beneficial Shareholders may vote using the following methods:

  Internet: Go to www.proxyvote.com and enter the 16-digit control number printed on the form of proxy or voting instruction form or scan the QR Code on the Aphria form of proxy to access the website and follow the instructions on the screen.
  Telephone: Call the toll-free telephone number provided on the form of proxy or voting instruction form and follow the prompted voting instructions. You will need to enter the 16-digit control number.
  Mail: Enter voting instructions, sign and date the form of proxy or voting instruction form and return your completed form of proxy or voting instruction form in the postage paid envelope provided with your proxy materials to:

  Data Processing Centre
  P.O. Box 3700 STN Industrial Park
  Markham, ON L3R 9Z9

If you hold your Shares through an intermediary, please follow the instructions on the voting instruction form provided by such intermediary to ensure that your vote is counted at the Meeting.

Deadline for Receipt of Proxies
To be counted at the Meeting, a Shareholder's voting instructions must be received by 4:00 p.m. (Eastern time) on Monday, April 12, 2021, or if the Meeting is postponed or adjourned, at least 48 hours (excluding non-Business Days) prior to the date of the postponed or adjourned Meeting).

Aphria Shareholder Questions
Aphria and Tilray are committed to keeping shareholders of both companies up to date with developments and significant milestones.

If you have questions or need more information about the proposed transaction, please contact Aphria's shareholder communications advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at (877) 452.7184 toll-free in Canada, (416) 304.0211 for international calls or by e-mail at assistance@laurelhill.com.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company with operations in Canada, the United States, Europe and Latin America, that is changing people's lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Aphria's mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria also manufactures, markets and sells alcoholic beverages in the United States. For more information, visit: aphriainc.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking information or forward-looking statements (together, "forward-looking statements") under applicable securities laws and are expressly qualified by this cautionary statement. Any information or statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this press release with regards to Canadian, U.S. and international growth, Aphria's market position, ability to generate consistent growth, net revenue and adjusted EBITDA, completion of the combination with Tilray and expected synergies from the combination, expected scale of operations of the combined company, and expectations regarding future balance sheet strength of the combine Aphria and Tilray. The Company uses words such as "forecast", "future", "should", "could", "enable", "potential", "contemplate", "believe", "anticipate", "estimate", "plan", "expect", "intend", "may", "project", "will", "would" and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this press release. Forward-looking statements reflect management's current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any forward-looking statements. Factors that may cause such differences include, but are not limited to, risks associated with assumptions and expectations described in the Company's critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; the Company's future financial and operating performance; the competitive and business strategies of the Company; the intention to grow the business, operations and potential activities of the Company; the Company's ability to provide a return on investment;

the Company's ability to maintain a strong financial position and manage costs; the Company's ability to maximize the utilization of its existing assets and investments; the Company's ability to take a leadership position in the industry; the expected inventory and production capacity of the Company; the expected category growth of the Company's products;  the anticipated increase in demand for bulk and saleable flower, and the related growth in the wholesale market; the expected variability of wholesale cannabis revenue; the market for the Company's current and proposed products, including vape pens, as well as the Company's ability to capture market share; the anticipated timing for the release of expected product offerings; the expected cost to produce a gram of dried cannabis; the expected cost to process cannabis oil; the development of affiliated brands, product diversification and future corporate development; expectations with respect to the Company's product development, product offering and the sales mix thereof; the Company's satisfaction of international demand for its products; the Company's plans with respect to importation/exportation;  the Company's ability to meet the demand for medical cannabis; the Company's plans to establish strategic partnerships, including collaborations with academic institutions in Germany; whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations; the Company's expected ongoing contractual relationships, and the terms thereof; the Company's ability to comply with its financial covenants in the future; the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian and international markets; the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof; the Company's purpose, mission, vision and values; expectations with respect to crop rotation and harvest, the anticipated future gross margins of the Company and the potential for significant growths or losses; the potential for the Company to record future impairment losses; the performance of the Company's business and operations; the Company's ability to capitalize on the US market; future expenditures, strategic investments and capital activities; the anticipated timing for the first harvest from the Company's German cultivation facility and the expected capacity of such facility;  current and future legal actions, and the Company's ability to cover any costs or judgements arising from these actions either through insurance or otherwise; Aphria's and Tilray's strategic business combination and the expected timing and closing of the combination including, receipt of required shareholder approvals, court approvals and satisfaction of other closing customary conditions; the expected strategic and financial benefits of the combination, including estimates of future cost reductions, synergies, including pre-tax synergies, savings and efficiencies; estimates of pro–forma financial information of the combined Aphria and Tilray, including in respect of expected revenues and production of cannabis;; the combined company's anticipated scalable medical and adult-use cannabis platforms that are expected to strengthen the leadership position in Canada, internationally and, eventually in the United States; the expectation that the combined company will offer a diversified and branded product offering and distribution footprint, state-of-the-art cultivation, processing and manufacturing facilities; operational efficiencies expected to be generated as a result of the combination in the amount of approximately C$100 million of pre-tax annual cost synergies; the value and returns to shareholders expected to be generated by the business combination; expectations of future balance sheet strength and future equity of the Combined Company; the continued impact of COVID-19 nationally and globally, which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores; general economic conditions; adverse industry events; steps taken in response to COVID-19, including lockdowns and the dissemination and effectiveness of vaccines; and the impacts of Brexit on the Company's German business. Readers are cautioned that the foregoing list is not exhaustive, and they should consider the other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and under the heading "Industry Trends and Risks" in Aphria's Management's Discussion and Analysis for the third quarter and nine months ended February 28, 2021, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this press release are made as of the date of this press release and the Company does not undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this press release.

The schedule below is an excerpt of Aphria Inc.'s financial statements prepared on a basis consistent with IFRS for the third quarter and nine months ended February 28, 2021 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This schedule does not contain all of the information in Aphria Inc.'s financial statements that is important to you. You should read the financial statements and Management's Discussion and Analysis for the third quarter and nine months ended February 28, 2021 to obtain a comprehensive understanding of Aphria Inc.'s financial statements and notes thereto under IFRS and related information.

Aphria Inc.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

For the three months ended February 28,	For the nine months ended February 28,
2021	2020	2021	2020

Net revenue	$ 153,638	$ 144,424	$ 459,859	$ 391,136
Cost of goods sold	115,872	108,733	335,008	297,403

Gross profit before fair value adjustments	37,766	35,691	124,851	93,733

Fair value adjustment on sale of inventory	45,044	16,383	102,600	36,060
Fair value adjustment on growth of biological assets	(38,967)	(40,267)	(124,209)	(86,912)

Gross profit	31,689	59,575	146,460	144,585
Operating expenses:
General and administrative	26,095	27,920	82,239	72,301
Share-based compensation	36,271	5,126	54,127	17,645
Selling	7,632	5,089	22,383	12,731
Amortization	13,792	5,352	24,848	16,256
Marketing and promotion	4,041	4,185	15,421	16,611
Research and development	158	710	586	1,992
Transaction costs	12,013	2,478	37,637	3,904
100,002	50,860	237,241	141,440

Operating loss	(68,313)	8,715	(90,781)	3,145

Finance income (expense), net	(10,025)	(7,352)	(23,302)	(17,615)
Non-operating income (expense), net	(276,507)	9,848	(383,626)	34,719

(Loss) income before income taxes	(354,845)	11,211	(497,709)	20,249

Income taxes (recovery)	6,151	5,514	(11,020)	6,040
Net (loss) income	(360,996)	5,697	(486,689)	14,209

Other comprehensive (loss) income
Other comprehensive (loss) income	(5,836)	(734)	(4,778)	(2,729)
Comprehensive (loss) income	$ (366,832)	$ 4,963	$ (491,467)	$ 11,480

Total comprehensive income (loss) attributable to:
Shareholders of Aphria Inc	(385,279)	5,893	(538,745)	12,944
Non-controlling interests	18,447	(930)	47,278	(1,464)
$ (366,832)	$ 4,963	$ (491,467)	$ 11,480

Weighted average number of common shares - basic	316,670,951	257,517,234	299,130,624	253,477,710
Weighted average number of common shares - diluted	316,670,951	257,955,708	299,130,624	254,010,666

(Loss) income per share - basic	$ (1.14)	$ 0.02	$ (1.63)	$ 0.06
(Loss) income per share - diluted	$ (1.14)	$ 0.02	$ (1.63)	$ 0.06

Aphria Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - in thousands of Canadian dollars)

For the nine months ended February 28,
2021	2020
Cash used in operating activities:
Net (loss) income for the period	$ (486,689)	$ 14,209
Adjustments for:
Future income taxes	(37,974)	2,040
Fair value adjustment on sale of inventory	102,600	36,060
Fair value adjustment on growth of biological assets	(124,209)	(86,912)
Unrealized foreign exchange loss (gain)	24,744	3,136
Amortization	54,820	34,832
Loss on promisorry notes receivable	--	12,000
Unrealized loss on convertible notes receivable	3,786	7,569
Transaction costs associated with business acquisitions	31,199	--
Other non-cash items	(641)	(544)
Share-based compensation	54,127	17,645
Loss on long-term investments	5,272	28,144
Loss (gain) on convertible debentures	352,013	(86,430)
Change in non-cash working capital	(43,831)	(102,941)
(64,783)	(121,192)
Cash provided by (used in) financing activities:
Share capital issued, net of cash issuance costs	127,163	99,727
Proceeds from warrants and options exercised	178	5,252
Proceeds from long-term debt	127,471	79,400
Repayment of long-term debt	(6,536)	(9,730)
Repayment of lease liabilities	(1,824)	(912)
(Decrease) increase in bank indebtedness	(537)	6,948
Dividend paid to non-controlling interest	(14,700)	--
231,215	180,685
Cash used in investing activities:
Proceeds from disposal of marketable securities	--	19,861
Investment in capital and intangible assets	(42,075)	(104,397)
Proceeds from disposal of capital and intangible assets	8,193	1,673
Promissory notes advances	(3,000)	--
Repayment of convertible notes receivable	5,000	--
Investment in long-term investments and equity investees	--	(605)
Proceeds from disposal of long-term investments and equity investees	10,452	26,177
Net cash paid on business acquisitions	(354,396)	(34,722)
(375,826)	(92,013)
Effect of foreign exchange on cash and cash equivalents	(20,694)	(3,175)
Net decrease in cash and cash equivalents	(230,088)	(35,695)
Cash and cash equivalents, beginning of period	497,222	550,797
Cash and cash equivalents, end of period	$ 267,134	$ 515,102
Cash and cash equivalents are comprised of:
Cash in bank	$ 35,218	$ 514,899
Short-term deposits	231,916	203
Cash and cash equivalents	$ 267,134	$ 515,102

Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance (income) expense, net, plus (minus) non-operating (income) loss, net, plus amortization , plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs and certain one-time non-operating expenses, as determined by management, all as follows:

	For the three months ended February 28,		For the nine months ended February 28,
	2021	2020	2021	2020
Net (loss) income	$ (360,996)	$ 5,697	$ (486,689)	$ 14,209
Income taxes	6,151	5,514	(11,020)	6,040
Finance expense, net	10,025	7,352	23,302	17,615
Non-operating (income) loss, net	276,507	(9,848)	383,626	(34,719)
Amortization[16]	25,568	13,301	54,820	34,832
Share-based compensation	36,271	5,126	54,127	17,645
Fair value adjustment on sale of inventory	45,044	16,383	102,600	36,060
Fair value adjustment on growth of biological assets	(38,967)	(40,267)	(124,209)	(86,912)
Acquisition mark-up on inventory sold	1,035	--	1,035	--
Transaction costs	12,013	2,478	37,637	3,904
Adjusted EBITDA	$ 12,651	$ 5,736	$ 35,229	$ 8,674
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[1] Based on the most recently reported quarterly financials for Aphria and Tilray at December 16, 2020.
[2] In this press release, reference is made to adjusted cannabis gross profit, adjusted cannabis gross margin, adjusted beverage alcohol gross profit, adjusted beverage alcohol gross margin, adjusted distribution gross profit, adjusted distribution gross margin, adjusted net income (loss) Adjusted loss per share calculated based on the weighted average number of common shares – basic as disclosed in the Company's financial statements, adjusted EBITDA, adjusted EBITDA from cannabis business, adjusted EBITDA from distribution business, adjusted EBITDA from businesses under development, adjusted EBITDA from beverage alcohol business, free cash flow, cash costs to produce dried cannabis per gram, "all-in" cost of sales of dried cannabis per gram, capital and intangible asset expenditures – wholly-owned subsidiaries, and capital and intangible asset expenditures – majority-owned subsidiaries which are not measures of financial performance under International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and as a result are unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company's Management's Discussion and Analysis for the three months ended February 28, 2021, filed on SEDAR and EDGAR. A definition and reconciliation of adjusted EBITDA to net income (loss) can be found at the end of this press release.
[3] As disclosed on the Condensed Interim Consolidated Statements of Cash Flows.

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SOURCE Aphria Inc.

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For further information: For investor inquiries please contact: Investor Relations, investors@aphria.com; For media inquiries please contact: Media Contact: Penny Kozakos, Penny.Kozakos@wyecomm.com

CO: Aphria Inc.

CNW 07:00e 12-APR-21